EMI

03 JUL 31 AM 7:21



Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

22nd July, 2003.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 16th July 2003, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 22nd July 2003, advising that Harald Einsmann, a Director of the Company, had purchased 113,000 EMI Group plc Ordinary Shares of 14p each at a price of 129.75p per Ordinary Share.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.



VIA PR NEWSWIRE DISCLOSE

ER 03/31

Company Announcements Office,
London Stock Exchange.

22nd July, 2003.

Dear Sirs,

EMI Group plc - Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that Harald Einsmann, a Director of the Company, informed the Company by fax received after close of business on 21st July 2003 that he purchased, on 16th July 2003, 113,000 EMI Group plc Ordinary Shares of 14p each at a price of 129.75p per Ordinary Share.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary